EXHIBIT 99.45


                   MATERIAL CHANGE REPORT UNDER SECTION 75(2)
                         OF THE SECURITIES ACT (ONTARIO)


1.   Reporting Issuer

     Glencairn Gold Corporation
     6 Adelaide Street East, Suite 500
     Toronto, Ontario
     M5C 1H6


2.   Date of Material Change

     February 24, 2004


3.   Press Release

     A press release with respect to the material change referred to in this report was issued on February 24, 2004 and subsequently filed on SEDAR.


4.   Summary of Material Change

     Glencairn Gold Corporation (the "Company") announced that in connection with the previously announced filing of a preliminary short form prospectus in all provinces of Canada for an offering of units, the Company has entered into an underwriting agreement with a syndicate of underwriters led by Orion Securities Inc., and including BMO Nesbitt Burns Inc. and Desjardins Securities Inc, to issue to the public 30,000,000 units from treasury at a price of $0.85 per unit for gross proceeds of $25,500,000. Each unit will be comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $1.25 until November 26, 2008.


5.   Full Description of Material Change

     The Company announced that in connection with the previously announced filing of a preliminary short form prospectus in all provinces of Canada for an offering of units, the Company has entered into an underwriting agreement with a syndicate of underwriters led by Orion Securities Inc., and including BMO Nesbitt Burns Inc. and Desjardins Securities Inc, to issue to the public 30,000,000 units from treasury at a price of $0.85 per unit for gross proceeds of $25,500,000. Each unit will be comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $1.25 until November 26, 2008.

     The Company has granted the underwriters an option to purchase up to an additional 4,500,000 units at the offering price for a period of 30 days from the closing of the offering.

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     The Company  plans to use the net proceeds  from the  financing to complete construction of its Bellavista gold project in Costa Rica and for general corporate purposes.

     The offering is scheduled to close on or about March 3, 2004 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

6.   Reliance on Subsection 75(3) of the Securities Act (Ontario)

     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Senior Officer

     For further information contact Kerry Knoll, President and Chief Executive Officer of Glencairn Gold Corporation at (416) 860-0919.

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.


     DATED at Toronto, Ontario this 27th day of February, 2004.

                                    GLENCAIRN GOLD CORPORATION


                                    Per: "Lorna MacGillivray"
                                         ------------------------------------
                                         Lorna MacGillivray
                                         Corporate Secretary & General Counsel